Exhibit (n)(1)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our reports dated March 8, 2024 (except for the effects of the reverse stock split discussed in Note A.3 to the consolidated financial statements, as to which the date is December 20, 2024), with respect to the consolidated financial statements for the year ended December 31, 2023, and October 3, 2024 with respect to the Senior Securities table of MSC Income Fund, Inc., which are contained in this Registration Statement and Prospectus. We consent to the use of the aforementioned reports in the Registration Statement and Prospectus, and to the use of our name as it appears under the captions “Financial Highlights,” “Senior Securities,” and “Independent Registered Public Accounting Firm.”

/s/ GRANT THORNTON LLP

Houston, Texas
December 20, 2024